UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Pursuant to the recommendation of Nomination and Remuneration Committee, the Board of Directors at their meeting held on March 28, 2018 have considered and approved the re-appointment of Mr. Tarun Jain, as a Whole-Time Director (DIN: 00006843) and KMP on the Board of the Company effective from April 1, 2018 till March 31, 2019, subject to the approval of the Shareholders at the forthcoming Annual General Meeting of the Company.

Mr. Jain has been associated with the Company for around 35 years with diversified experience in strategic financial matters including corporate finance, corporate strategy, business development and mergers and acquisitions.

Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India, a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

Further, kindly note that Mr. Jain is not related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014 with any of the Directors of the Company.

We request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2018

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer